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                              January 28, 2021

       Berndt Modig
       Chief Executive Officer
       Pharvaris, B.V.
       J.H. Oortweg 21
       2333 CH Leiden, The Netherlands

                                                        Re: Pharvaris, B.V.
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed January 22,
2021
                                                            File No. 333-252157

       Dear Mr. Modig:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 15, 2021 letter.

       Amendment No. 1 to Registration Statement on Form F-1

       Material United States and Dutch Income Tax Considerations, page 177

   1. We note your revised disclosure and your response to comment 5. It appears that you do not intend to file a
tax opinion relating to the U.S. tax consequences of this transaction.
                                                        Please tell us why you
have determined that such a tax opinion is not required for this transaction
considering, for example, the uncertainty relating to your PFIC status.
                                                         Alternatively, please
file an opinion that addresses U.S. tax matters. Refer to Item 601 of
                                                        Regulation S-K and
Section III.A of Staff Legal Bulletin No. 19.
 Berndt Modig
FirstName  LastNameBerndt Modig
Pharvaris, B.V.
Comapany
January 28,NamePharvaris,
            2021          B.V.
January
Page 2 28, 2021 Page 2
FirstName LastName
       You may contact Julie Sherman at 202-551-3640 or Kate Tillan at 202-551-3604 if you
have questions regarding comments on the financial statements and related matters. Please contact Jason L. Drory at 202-551-8342 or Chris Edwards at 202-551-6761 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Life
Sciences
cc:      Sophia Hudson, Esq.